Exhibit 99.9

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India. CIN: L85195TG1984PLC004507
Tel: +9140 4900 2900 Fax: +9140 4900 2999
Email: mail@drreddys.com www.drreddys.com

June 9, 2016

BSE Limited Department of Corporate Services Listing Department P J Towers Dalal Street Mumbai - 400 001 Scrip Code: 500124	The National Stock Exchange of India Limited Listing Department Exchange Plaza Plot no. C/1, G Block Bandra-Kurla Complex, Bandra (E) Mumbai - 400 051 Scrip Code: DRREDDY

Dear Sir/Madam,

Sub:	Extinguishment of 752,214 equity shares bought back by Dr. Reddy’s Laboratories Limited (‘Company’)

With reference to the Company’s ongoing buyback process, we would like to inform you that the Company has extinguished 752,214 equity shares on June 8, 2016. Please find enclosed herewith the debit confirmation received from NSDL in this regard (letter no. II/CA/COM/18876/2016 dated June 8, 2016).

These shares were bought back in electronic form by the Company during the period – May 25, 2016 to June 3, 2016 (both days inclusive).

This is for your information and records.

With regards,

/s/Sandeep Poddar
Sandeep Poddar Company Secretary

Encl: as above

CC: New York Stock Exchange Inc. (Stock Code: RDY)